[SSGA LETTERHEAD]

May 6, 2015

Mr. Chad C. Hallett

Treasurer and Principal Financial Officer

State Street Institutional Investment Trust

c/o State Street Global Advisors

One Lincoln Street

Boston, Massachusetts 02111

RE:	State Street Institutional Investment Trust Waiver and Reimbursement Agreement

Dear Mr. Hallett:

SSGA Funds Management, Inc. (“SSGA FM”), as advisor to the State Street Institutional Investment Trust (the “Funds”), agrees until April 30, 2017 to (i) waive up to the full amount of the advisory fee payable by a Fund, and (ii) to reimburse a Fund (exclusive of non-recurring account fees, extraordinary expenses, acquired fund fees and expenses, and any class specific expenses such as Distribution, Shareholder Servicing, Administration and Sub-Transfer Agency Fees, as measured on an annualized basis) to the level of the expense limitation for each Fund stated below:

SSGA Fund Name	Expense Limitation	Expiration Date
State Street Hedged International Developed Equity Index Fund	0.15%	April 30, 2017
State Street International Developed Equity Index Fund	0.09%	April 30, 2017

Prior to April 30, 2017, as specified above, this agreement may not be terminated with respect to a Fund without the approval of the Funds’ Board of Trustees. This agreement may, at SSGA FM’s option, continue after the dates designated above.

If this arrangement is acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

SSGA FUNDS MANAGEMENT, INC.

/s/ Ellen M. Needham
By:
Ellen M. Needham
Director and President

Accepted and Agreed:

STATE STREET INSTITUTIONAL INVESTMENT TRUST, on behalf of the Funds named above

/s/ Chad C. Hallett
By:
Chad C. Hallett
Treasurer and Principal Financial Officer